Exhibit 99.2

FREE ENGLISH TRANSLATION

ENEL CHILE S.A.

Publicly Listed Stock Company

CMF Registry of Securities Number 1139

SUBSCRIPTION AND PAYMENT AGREEMENT

Santiago, Chile, at                     , 2018, between ENEL CHILE S.A. (the “Company”), represented by its CEO Mr. Nicola Cotugno, foreign citizen, both domiciled for these purposes at Santa Rosa 76, Piso 17, city and borough of Santiago, Región Metropolitana, Chile (the “Company”) on the one part, and                                         , taxpayer number                     , domiciled for these purposes at                                          (the “Subscriber”), have agreed to the following Subscription Agreement:

FIRST: Through an extraordinary shareholders’ meeting of the Company held on December 20, 2017, which minutes were conveyed in a public deed dated December 28, 2017, in the Santiago Notary Public of Mr. Iván Torrealba Acevedo, it was agreed, among other matters, to carry out a capital increase of 820,000,000,000 Chilean pesos through the issuance of 10,000,000,000 ordinary, nominative shares of the same series, without par value.

SECOND: On February 7, 2018, the Financial Market Commission (“CMF”) registered in the Registry of Securities under No. 1064, the aforementioned 10,000,000,000 ordinary, nominative shares, all of the same series, without par value, for a total amount of $820,000,000,000 Chilean pesos, in connection with the capital increase abovementioned. The term for the issuance, subscription and payment of these shares expires on December 31, 2018.

THIRD: By means of this document, the Subscriber subscribes for              shares of the Company at a price of Ch$82 per share, corresponding to the Subscriber’s preemptive rights and/or to the preemptive rights that were assigned to the Subscriber and are duly registered in the Company’s Registry. Therefore, the total price for the subscription of the shares is Ch$            , amount that is paid in full.

In the event the Subscriber pays for the shares with check or bank check, these documents shall be dated as of the same date of the payment. If the Subscriber pays the shares by any of these payment methods, this agreement shall be conditional to the effective payment made by the bank in connection with such check or bank check, as applicable. If the condition is not met, this agreement shall be terminated ipso facto.

This shares subscription is paid in full by [please indicate if the payment is in cash, check or bank check, and in these last two cases, please identify the respective document]                                         .

FOURTH: The certificates corresponding to the shares subscribed for pursuant this agreement, will be available for the Subscriber at the offices of DCV REGISTROS S.A., located at Huérfanos No. 770, Floor 22, Santiago, Chile, as indicated by the Subscriber in the next paragraph (in case of omission, option 2 will be deemed to be elected).

1.	☐ That the Company issues the shares in certificate of form within 10 business days from the date of this agreement.

2.	☐ That the Company does not issue the shares in certificate of form and registers the shares in the Shareholders’ Registry, subject to the right of the shareholder to request the issuance of the shares certificate at any time in the future.

This note is transcribed pursuant regulation number 1816, dated October 26, 2006, of the Superintendence of Securities and Insurance (now the CMF).

FIFTH: For purposes of this agreement, the parties have identified their domicile in the city and borough of Santiago, Chile, and explicitly accept the jurisdiction of its ordinary courts of justice.

Subscriber	CEO ENEL Chile S.A.

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